ROPES & GRAY LLP PRUDENTIAL TOWER, 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

December 26, 2024	Andrew G. Lawson
T +1 617 951 7149
Andrew.Lawson@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attention: Karen Rossotto

Re: Stone Ridge Trust (File No. 811-22761; 333-184477)

Dear Ms. Rossotto:

On behalf of Stone Ridge 2064 Longevity Income ETF, Stone Ridge 2065 Longevity Income ETF, Stone Ridge 2064 Inflation-Protected Longevity Income ETF and Stone Ridge 2065 Inflation-Protected Longevity Income ETF (collectively, the “Funds”) each, a series of Stone Ridge Trust (the “Trust”), we are writing to respond to comments of the staff (the “Staff”) of the Securities and Exchange Commission that you provided via phone on December 11, 2024 in connection with Post-Effective Amendment No. 94 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”). The amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on October 18, 2024 to register for public offer and sale shares of the Funds, each a new series of the Trust.

The following sets forth the Staff’s comments and the Funds’ responses thereto. We note that the responses set forth herein, as applicable, will be observed by the Funds but do not necessarily represent the position or policy of other funds managed by Stone Ridge Asset Management LLC (“Stone Ridge” or the “Adviser”). The responses will be reflected, to the extent applicable, in the next amendment to the Funds’ Registration Statement. Terms used but not defined herein are defined in the Registration Statement. Revisions to existing disclosure included below are reflected, as applicable, with the new text underlined in blue and the deleted text shown in ~~red strikethrough~~.

General Comments

1.

Staff Comment: The Staff has provided comments to other series of the Trust with similar disclosure as the Funds (collectively, the “LifeX Funds”). Please apply any disclosure revisions pursuant to those comments to the Funds as applicable. Additionally, the Staff requests that as

December 26, 2024

future series of the Trust are registered, the future series provide in correspondence a description of any changes to the overall scheme and structure of the LifeX Funds and how the Adviser has considered prior comments and conversations with the Staff.

Response: The Funds acknowledge this comment.

Summary Prospectus—Stone Ridge 2064 Longevity Income ETF

Fees and Expenses

2.

Staff Comment: Footnote 1 to the fee table states, “The Fund (and not the Adviser) is responsible for certain other fees and expenses that are not covered by the Unified Management Fee under the Management Agreement.” The section of the Prospectus titled “Investment Advisory and Other Services—The Adviser” states, “each Fund (and not the Adviser) bears the following expenses: the Fund’s ordinary and recurring investment expenses, including all fees and expenses directly related to portfolio transactions and positions for the Fund’s account….” In correspondence, please explain why the “Other Expenses” line in the fee table is 0.00% and whether the expenses borne by the Fund can be estimated in the fee table as “Other Expenses.”

Response: The Fund does not expect to incur Other Expenses as defined in Item 3, Instruction 3(c) of Form N-1A.

Principal Investment Strategies—The Investments

3.	Staff Comment: Please disclose the duration of the Fund’s debt security portfolio.

Response: The requested change has been made as displayed below.

The Fund is an exchange-traded fund (“ETF”) that pursues its investment objective by investing in debt securities issued by the U.S. Treasury (which we refer to as “U.S. Government Bonds”) as well as money market funds that invest exclusively in U.S. Government Bonds or repurchase agreements collateralized by such securities. Securities issued by the U.S. Treasury historically have not had credit-related defaults (i.e., failures to fulfill payment-related obligations such as interest or principal payments) and therefore such securities are generally considered to be credit risk-free (i.e., free of the risk of non-payment of either interest or principal). When constructing its portfolio of U.S. Government Bonds, the Fund seeks to select bonds with particular durations, maturities and other investment characteristics, and in such amounts, that enable the Fund to “lock in” interest rates and reliably sustain its planned distributions. The Fund primarily seeks to buy U.S. Government Bonds with maturities not longer than 30 years. As of the date of this prospectus, the average duration (which is a measure of a bond’s sensitivity to interest rates) of the Fund’s U.S Government Bonds is approximately 11.5 years.

4.	Staff Comment: Please revise the Fund’s strategy to address any criteria the Adviser considers in deciding which U.S. Government Bonds to purchase.

Response: The requested change has been made, as reflected in Comment Response 3 above.

December 26, 2024

Principal Investment Strategies—The Offering

5.

Staff Comment: The Staff believes that this section contains language that may be difficult for an average investor to understand. Please simplify this disclosure. Consider including a graph or decision tree illustrating the decisions to be made by an investor with respect to investment in the Fund at the Recalibration Year.

Response: The requested change has been made as displayed below.

In deciding whether to (i) invest in a Closed-End Fund to received Longevity-Linked Distributions or (ii) remain invested in the Fund to receive Term Distributions, an investor in April of 2044 should consider the following information:

	Longevity-Linked Distributions	Term Distributions
Intended Distributions	$0.0833 per share per month	$0.0675 per share per month§
Intended Horizon	For the rest of the investor’s life up to age 100	Until 2064
Eligibility Requirements	Investor must be born in the year 1964	N/A
Liquidity	No liquidity other than monthly distributions. Shareholders may not sell, redeem or transfer their shares.	No restrictions
Life Contingency	Shares will be cancelled for no value upon the death of the shareholder.	N/A

§ Estimated as of December 18, 2024.

6.

Staff Comment: Please revise the disclosures for Longevity-Linked Distributions and Term Distributions to clearly disclose the trade-off between the two investment paths (i.e., that Longevity-Linked Distributions provide higher distributions with no liquidity that will be canceled on death for no value while Term Distributions provide lower distributions that can pass to a beneficiary or be sold at the current market price at any time).

Response: Please refer to Comment Response 5 above.

December 26, 2024

7.

Staff Comment: The disclosure variably uses “2044,” “the Recalibration Year” and “the year in which members of the Modeled Cohort reach age 80” to refer to the same year. Please revise your disclosure to be consistent throughout.

Response: The requested change has been made. “2044” will be used consistently throughout where appropriate.

8.

Staff Comment: In correspondence, please discuss whether and how Stone Ridge expects the Fund’s overall market liquidity and its ability to meet listing standards to change over time, particularly in later years as the Fund distributes its principal over time.

Response: Because the Fund is intended to operate through a particular end year, its remaining operating horizon – and relatedly, the average duration of its bond portfolio – decreases over time. As a result, the volatility of the Fund’s NAV, and its sensitivity to interest rates, will decrease over time. Additionally, because the Fund is designed to maintain a constant per-share distribution of $1 per annum until the Recalibration Year, even as the portion of its distributions consisting of principal increases over time, its distribution rate will increase over time. The Fund believes it will continue to be an attractive investment option as it nears the end of its term because decreasing volatility and increasing distribution rate are both changes that should be beneficial for the market liquidity of the Fund’s shares. The Fund does not believe these effects should raise any issues for listing standards. Further, the Fund may be attractive to investors even closer to the end of the Fund’s term as an alternative to other investment products such as short-dated certificates of deposit.

The Fund also notes that the risk of not meeting the listing requirements of the Exchange are discussed throughout the Registration Statement, including in the Prospectus at “More Information Regarding the Risks of Investing—ETF Structure Risks” and “How the Fund Differs from Traditional Mutual Funds—Exchange Listing” and in the Statement of Additional Information at “Additional Investment Information, Risks and Restrictions—Exchange Listing and Trading.”

9.

Staff Comment: We note that this section states, “The Fund is designed to provide an opportunity for investors to receive predictable cashflows… [emphasis added].” In correspondence, please explain the use of the term “cashflow” and whether this term will be properly understood by retail investors.

Response: The Fund believes that the use of the term “cashflow” is well understood by investors and less ambiguous than “income” in the context of the Fund’s principal investment strategies because the stream of payments provided by the Fund’s distributions consists of both income and principal.

10.

Staff Comment: Please clarify the makeup of the Fund’s distributions and indicate what investors will receive as monthly distributions. Please disclose whether the principal component of the distribution will be considered a return of capital and clarify how this classification will impact investors.

Response: The requested change has been made as displayed below.

December 26, 2024

The Fund intends to make an identical distribution each month equal to $0.0833 per outstanding share of the Fund, for a total of $1.00 per share per year, until April of 2044. Thereafter, the Fund estimates it will make an identical distribution each month equal to approximately $0.0675 per outstanding share of the Fund, for a total of $0.8098 per share per year, through the end of the year in which members of the Modeled Cohort will reach age 100. Distributions are expected to consist of a mix of income and principal, and the proportion of each distribution consisting of principal is expected to increase over time.

Additionally, the Fund has added disclosure in the “Tax Information” section of the Fund’s summary prospectus further explaining the concept of a “return of capital.”

The Fund generally does not expect a material portion of its distributions to be taxable as capital gains because of the nature of the Fund’s investment strategy. In addition, the Fund does not expect to recognize capital gains on the distribution of its portfolio securities to Authorized Participants in redemption of the Fund’s shares. However, the Fund intends to make distributions for which a portion of each distribution is expected and intended to constitute a return of capital~~, which~~. A return of capital is a distribution from the shareholder’s investment principal, rather than net profits from the Fund’s returns, and should not be confused with the Fund’s “yield” or “income.” A return of capital will reduce the amount of capital available for investment and reduce a shareholder’s tax basis in his or her shares. A return of capital is generally not taxable to the shareholder. If a shareholder’s tax basis in his or her shares has been reduced to zero, however, this portion of the Fund’s distributions is expected to constitute capital gains. See “How to Purchase and Sell Fund Shares — Distributions and Federal Income Tax Matters” for a discussion of the federal income tax treatment of a return of capital.

11.

Staff Comment: This section states, “While there are many investment products designed to help investors accumulate assets and to build a nest egg, there are few investment products designed to help investors convert those assets into predictable cashflows.” Please clarify that the Fund is not designed to help investors accumulate assets or build a nest egg and disclose here how you provide predictable monthly distributions.

Response: The Fund notes that an investor could choose to pursue asset accumulation through an investment in the Fund by reinvesting, rather than spending, the Fund’s distributions. Such an investment would produce asset accumulation similar to an investment in a typical U.S. government bond fund. On that basis, the Fund respectfully declines to make the requested change. With respect to how the Fund provides predictable monthly distributions, the Fund respectfully submits that this is already adequately described by the disclosure under “Principal Investment Strategies—The Investments” that states that “[w]hen constructing its portfolio of U.S. Government Bonds, the Fund seeks to select bonds with particular durations, maturities and other investment characteristics, and in such amounts, that enable the Fund to ‘lock in’ interest rates and reliably sustain its planned distributions.”

December 26, 2024

Principal Investment Strategies—Distributions

12.

Staff Comment: We note that the Distributions table illustrates distributions for an investor who purchases 100,000 shares. Please revise the disclosure to provide these distribution numbers on a per-share basis.

Response: The Funds respectfully decline to disclose distribution numbers on a per-share basis. The Funds are not aware of any Form N-1A-related disclosure requirement requiring a lesser presentation and note that the 100,000 share basis is consistent with the disclosure of other series of Stone Ridge Trust. An investor can simply divide the estimated distribution amounts by 100,000 should they want this information on a per-share basis. The Fund further notes that the text immediately preceding the Distributions table states, “The Fund intends to make an identical distribution each month equal to $0.0833 per outstanding share of the Fund, for a total of $1.00 per share per year….”

13.	Staff Comment: Consider adding a chart or other graphic showing the expected proportion of principal and interest to be included in the Fund’s distributions over time.

Response: The requested change has been made. The following disclosure has been added to the section titled “Investment Objective, Strategies and Risks—More Information Regarding Investment Strategies—Investment Strategies—The Offering.”

The following table illustrates the proportion of each Fund’s intended distributions that will consist of income and principal for each of the next five years, estimated as of December 18, 2024.

	Stone Ridge 2064 Longevity Income ETF		Stone Ridge 2065 Longevity Income ETF
Year	Income	Principal	Income	Principal
2025	69%	31%	70%	30%
2026	69%	31%	70%	30%
2027	68%	32%	69%	31%
2028	70%	30%	71%	29%
2029	66%	34%	68%	32%

The following table illustrates the average proportion of each Fund’s intended distributions that will consist of income and principal through the year in which each Fund’s Modeled Cohort turns 100, estimated as of December 18, 2024.1

December 26, 2024

Stone Ridge 2064 Longevity Income ETF		Stone Ridge 2065 Longevity Income ETF
Income	Principal	Income	Principal
49%	51%	50%	50%

1 The table assumes an investor elects to receive Term Distributions by remaining invested in the Fund.

Principal Investment Strategies—Actuarial Estimates

14.

Staff Comment: The Staff notes that both male and female shareholders may buy shares of the Fund, while the corresponding Closed-End Funds are gender-specific. Please disclose how the actuarial estimates of mortality rates used by the Adviser with respect to the Fund account for the differences between male and female mortality rates. Consider adding a risk factor to discuss the risk that actuarial estimates of mortality rates used by the Adviser may be inaccurate with respect to the Fund if the Fund has an imbalance of male and female shareholders.

Response: The Fund respectfully declines to revise the disclosure in response to this comment. As noted in Response 1 of the Trust’s comment response letter provided to the Staff on August 20, 2024, the gender information of the Fund’s shareholders is not critical to the Fund because, unlike the corresponding Closed-End Funds, the Fund does not utilize longevity pooling. The implementation of a gender requirement is critical only for the corresponding Closed-End Funds, which continue to be gender-specific due to their use of longevity pooling.

15.	Staff Comment: Please delete the last paragraph “Principal Investment Strategies—Actuarial Estimates” from the Summary Prospectus.

Response: The requested change has been made.

Principal Investment Risks

16.	Staff Comment: Please include a risk factor discussing the risk of the Fund’s investment in money market funds.

Response: The Fund notes that the “Interest Rate Risk” disclosure already discloses the risk that the value of the Fund’s distributions may decrease relative to the cost of relevant goods and services due to inflation. Additionally, the Fund notes that it invests only in money market funds that themselves invest exclusively in U.S. Government Bonds or repurchase agreements collateralized by such securities and that therefore the Fund believes its current summary risk disclosure adequately discloses the underlying material risks of such investments. The Fund also notes that its Item 9 disclosure includes a money-market fund-specific risk factor. However, in response to the Staff’s Comment, the Fund has revised the risk factor entitled “Interest Rate Risk” to read as follows in its summary prospectus.

December 26, 2024

Interest Rate Risk. The Fund’s planned distributions are not intended to change other than in connection with the one-time recalibration of the Fund’s distributions in 2044. While the Fund’s investment strategy is intended to substantially reduce the impact of changes in interest rates on the recalibration of its distribution rate, the recalibrated distribution rate may nonetheless be lower than currently estimated if interest rates decrease prior to the recalibration date. On the other hand, if interest rates increase, shareholders face the risk that the value to them of the Fund’s distributions will decrease relative to other investment options that may be available at that time, and that the market value of their shares will decrease. Similarly, if inflation is higher than expected, shareholders face the risk that the value to them of the Fund’s distributions will decrease relative to the cost of relevant goods and services. In addition, the Fund’s longer-maturity investments face the risk that interest rates will rise, decreasing their market value, while the Fund’s shorter-maturity investments, including those held through money market funds, face the risk that interest rates will fall and reduce the available yield at which their principal can be reinvested upon maturity.

Performance

17.

Staff Comment: In the Performance section, please include a statement to the effect that the Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future pursuant to Item 4(b)(2)(i) of Form N-1A.

Response: The requested change has been made as displayed below.

In the future, this section will show how the Fund’s total return has varied from year-to-year, along with a broad-based market index for reference. Because the Fund has not commenced operations as of the date of this prospectus, there is no past performance to report. Past performance (before and after taxes) is not an indication of future performance.

Summary Prospectus—Stone Ridge 2065 Longevity Income ETF

18.	Staff Comment: Please apply Staff Comments 2–17 above to the Summary Prospectus for Stone Ridge 2065 Longevity Income ETF as appropriate.

Response: The comments have been applied where applicable.

Form of Closed-End Fund Prospectus for Stone Ridge [Birth Year][F/M] Longevity Income Closed-End Fund

Prospectus—Cover Page—Cancellations for $0 Upon Death

19.	Staff Comment: Please review the second paragraph of this section to ensure that the disclosure is clear that shares will be canceled upon the death of the shareholder.

Response: The Fund has reviewed the referenced disclosure and believes it is clear. The Fund notes that this paragraph tracks the language requested by the Staff in Comment #15 provided by the

December 26, 2024

Staff via e-mail on September 27, 2023 and was revised in response to Comment #3 provided by the Staff via video conference on January 29, 2024.

Prospectus Summary—Distributions

20.	Staff Comment: Please revise your disclosure to clearly state that the Closed-End Fund’s monthly distributions will consist of income and principal, per the Closed-End Fund’s investment objective.

Response: The requested change has been made as displayed below.

~~Because the Fund expects its monthly distributions to exceed the Fund’s net investment income and net realized capital gains, the Fund expects a portion of each distribution to be a return of capital (or capital gains, to the extent such portion of the distribution exceeds a shareholder’s tax basis in the shares).~~ Distributions are expected to consist of a mix of income and principal, and the proportion of each distribution consisting of principal is expected to increase over time.

21.	Staff Comment: Please elaborate on the disclosure that “the Fund expects a portion of each distribution to be a return of capital” and the impact that this such distributions would have on investors.

Response: The referenced disclosure has been revised, as reflected in Comment Response 20 above. Additionally, the Fund has added disclosure in the “Tax Information” section of the Fund’s summary prospectus further explaining the concept of a “return of capital.”

The Fund generally does not expect a material portion of its distributions to be taxable as capital gains because of the nature of the Fund’s investment strategy. In addition, the Fund does not expect to recognize capital gains on the distribution of its portfolio securities to Authorized Participants in redemption of the Fund’s shares. However, the Fund intends to make distributions for which a portion of each distribution is expected and intended to constitute a return of capital~~, which~~. A return of capital is a distribution from the shareholder’s investment principal, rather than net profits from the Fund’s returns, and should not be confused with the Fund’s “yield” or “income.” A return of capital will reduce the amount of capital available for investment and reduce a shareholder’s tax basis in his or her shares. A return of capital is generally not taxable to the shareholder. If a shareholder’s tax basis in his or her shares has been reduced to zero, however, this portion of the Fund’s distributions is expected to constitute capital gains. See “How to Purchase and Sell Fund Shares — Distributions and Federal Income Tax Matters” for a discussion of the federal income tax treatment of a return of capital.

22.	Staff Comment: Further to Comment 9 above, please discuss your use of “cashflow” and whether this term will be properly understood by retail investors.

Response: Please refer to Comment Response 9 above.

December 26, 2024

Prospectus Summary—The Offering Period

23.

Staff Comment: In correspondence, please discuss the timing of the recalibration of the Closed-End Fund’s distributions and the offering of shares of the Closed-End Fund to investors. Please clarify the basis on which prospective investors will decide whether to purchase shares of the Closed-End Fund and when specific distribution numbers will be made available to prospective investors.

Response: The Closed-End Fund’s distributions will not undergo a recalibration. Prospective Closed-End Fund investors will have a prospectus for the Closed-End Fund available to them in advance of purchasing Closed-End Fund shares.

24.

Staff Comment: Consider revising the disclosure the paragraph titled “Redemption at NAV Upon Death During the Offering Period” to clarify that, in the event of a shareholder’s death, any funds will be returned to the shareholder’s beneficiary.

Response: The requested change has been made as displayed below.

Redemption at NAV Upon Death During the Offering Period. All shares held by a shareholder who has died during the Offering Period will be redeemed by the Fund for the NAV per share in connection with the next quarterly cancellation following the Offering Period, or, if the Adviser does not learn of such shareholder’s death until after the Offering Period, in connection with the next quarterly cancellation following the date as of which the Adviser learns of such shareholder’s death, with the proceeds from such redemption going to the shareholder’s estate. Shareholders who die after the Offering Period will have their shares cancelled for $0 as described in “Cancellations for $0 Upon Death.”

Summary Prospectus—Stone Ridge 2064 Inflation-Protected Longevity Income ETF

General Comments

25.	Staff Comment: Please apply Staff Comments 2–17 above to the Summary Prospectus for Stone Ridge 2064 Inflation-Protected Longevity Income ETF as appropriate.

Response: The comments have been applied where applicable.

Principal Investment Strategies—The Offering

26.

Staff Comment: The Staff notes that it may be difficult for an average investor to understand the operation of Longevity-Linked Distributions and Term Distributions with respect to the Fund’s inflation hedging. Please explain in plain English the Fund’s distributions following the Recalibration Year and how they will vary over time and explain the trade-off between the two investment paths. Consider including a graph or decision tree illustrating the decisions to be made by an investor with respect to investment in the Fund at the Recalibration Year.

Response: The requested change has been made as displayed below.

December 26, 2024

In deciding whether to (i) invest in a Closed-End Fund to received Longevity-Linked Distributions or (ii) remain invested in the Fund to receive Term Distributions, an investor in April of 2044 should consider the following information:

	Longevity-Linked Distributions	Term Distributions

Intended Distributions	$0.0833 per share per month§ multiplied by an inflation adjustment (as described under “Distributions” below)	$0.0648 per share per month§ multiplied by an inflation adjustment (as described under “Distributions” below)
Intended Horizon	For the rest of the investor’s life up to age 100	Until 2064
Eligibility Requirements	Investor must be born in the year 1964	N/A
Liquidity	No liquidity other than monthly distributions. Shareholders may not sell, redeem or transfer their shares.	No restrictions
Life Contingency	Shares will be cancelled for no value upon the death of the shareholder.	N/A

§ Estimated as of December 18, 2024.

27.

Staff Comment: The paragraph discussing Longevity-Linked Distributions states, “The purpose of each Closed-End Fund is to enable members of the Modeled Cohort to continue to receive substantially identical monthly inflation-linked distributions to those delivered by the Fund for the rest of their lives up to age 100.” Please clarify how the distributions can be “substantially identical” when they are intended to vary with inflation.

Response: The Fund notes that the Fund and the Closed-End Fund have the same mechanism for determining distributions, which means that, all else equal, the distributions paid by each would be identical. The Closed-End Fund will not undergo a recalibration, which means that the distributions made by the Closed-End Fund will be substantially identical to those made by the Fund prior to its recalibration. The Fund’s prospectus states that the distributions paid by the Closed-End Fund will be “substantially identical . . . to those delivered by the Fund” and that investors will receive them “for the rest of their lives up to age 100.” As such, the Fund believes that its current disclosure is sufficiently clear.

December 26, 2024

Principal Investment Strategies—Distributions

28.	Staff Comment: Please revise the last sentence of the first paragraph to state that the Fund’s estimated monthly distributions after the recalibration will be adjusted for inflation, if accurate.

Response: The requested change has been made as displayed below.

Thereafter, the Fund estimates it will make ~~an identical~~ a distribution each month equal to approximately $0.0648 per outstanding share of the Fund, for a total of $0.7776 per share per year, multiplied by an inflation adjustment as specified below, through the end of the year in which members of the Modeled Cohort will reach age 100. After incorporating the estimated inflation adjustment, the monthly distribution is expected to be approximately $0.1047, or $1.2564 per year, immediately after the Recalibration.

Principal Investment Risks

29.

Staff Comment: In “Treasury Inflation-Protected Securities (TIPS) and Consumer Price Index Risk,” the disclosure states, “If the Consumer Price Index… decreases over a period of time, the level of the Fund’s distributions will also… decrease accordingly.” If distributions of the Fund can decrease, please clarify the Fund’s disclosure and disclose that potential decrease in the Fund’s investment strategy as appropriate.

Response: The requested change has been made in “Principal Investment Strategies—The Offering” as displayed below.

Distributions. The Fund intends to make an identical distribution each month equal to $0.0833 per outstanding share of the Fund, multiplied by an inflation adjustment as specified below, which is intended to reflect the cumulative impact of inflation since the launch of the Fund. ~~As discussed above, the Fund’s distributions are intended to be linked to inflation.~~ In other words, the amount of the Fund’s monthly distributions will generally move in line with inflation in the U.S., as measured by changes in the Consumer Price Index published as of each October. Distributions will be adjusted based on a measure of inflation provided in the formula below. The adjustments for inflation made pursuant to this formula may not align perfectly with inflation actually experienced by investors. ~~Additionally~~Although if the Consumer Price Index remains flat or decreases over a period of time the level of the Fund’s distributions will also remain flat or decrease accordingly, the adjustments for inflation will not lower the intended annual total distribution per share below $1.00 per share per year, until April of 2044 (the year in which members of the Modeled Cohort reach age 80).

30.

Staff Comment: In “Interest Rate Risk,” the disclosure states that “the Fund will generally seek to fund its distributions and payments by purchasing TIPS with cash flows that approximately match, in timing and amount, or in interest rate exposure, those distributions and payments.” Please clarify this disclosure to indicate the meaning of the term “cash flows.”

Response: Please refer to Comment Response 9 above.

December 26, 2024

Summary Prospectus—Stone Ridge 2065 Inflation-Protected Longevity Income ETF

31.	Staff Comment: Please apply Staff Comments 2–17 and Comments 26–30 above to the Summary Prospectus for Stone Ridge 2065 Inflation-Protected Longevity Income ETF as appropriate.

Response: Disclosure revisions pursuant to the comments have been applied where applicable.

Form of Closed-End Fund Prospectus for Stone Ridge [Birth Year][F/M] Inflation-Protected Longevity Income Closed-End Fund

General Comment

32.	Staff Comment: Please apply Staff Comments 20-25 to the Prospectus for Stone Ridge [Birth Year][F/M] Inflation-Protected Longevity Income Closed-End Fund as appropriate.

Response: Disclosure revisions pursuant to the comments have been applied where applicable.

Prospectus—Cover Page

33.

Staff Comment: Please clarify the statement that the inflation adjustment applied to the Closed-End Fund’s distributions “is intended to reflect the cumulative impact of inflation since the launch of the… Corresponding ETF.”

Response: The requested change has been made as displayed below.

Distributions. The Fund intends to make an identical distribution each month equal to $0.0833 per outstanding share of the Fund, multiplied by an inflation adjustment as specified below, which is intended to reflect the cumulative impact of inflation since the launch of the Corresponding ETF in 2025. As a result, the distribution per share is intended to increase or decrease annually based on the prior year’s inflation experience. ~~As discussed above, the Fund’s distributions are intended to be linked to inflation.~~ Distributions will be adjusted based on a measure of inflation provided in the formula below. The adjustments for inflation made pursuant to this formula may not align perfectly with inflation actually experienced by investors. Additionally, the adjustments for inflation will not lower the intended annual total distribution per share below $1.00 per share per year, through the end of [100th birthday year]. The Fund intends to make these distributions on or about the third (3rd) business day of each calendar month.

Statement of Additional Information

Additional Investment Information, Risks and Restrictions—Creation and Redemption of Creation Units—Acceptance of Orders for Creation Units

34.	Staff Comment: In the third paragraph of this section, please delete the word “absolute” and romanettes (iv) and (vi).

December 26, 2024

Response: The Funds have deleted the word “absolute” but respectfully decline to delete romanettes (iv) and (vi). The Funds believe that the provisions in the original ETF exemptive orders that formed the framework for Rule 6c-11 were designed to protect funds and their shareholders from creation activity that could harm the fund or investors. The concept of protecting investors from potentially harmful creation activity is consistent with the requirements of Rule 6c-11, which provides that an ETF can only accept a custom basket if it is in the best interests of the ETF and its shareholders and is consistent with the Fund’s policies and procedures. Accordingly, consistent with the creation procedures outlined in the Funds’ prospectus and SAI, the Trust reserves the right to reject certain creation orders and expects that a Fund will reject those creation orders that the Trust deems to not be in the best interest of the Fund or its shareholders.

*  *  *

Should members of the Staff have any questions or comments, please contact the undersigned at (617) 951-7149 or Andrew.Lawson@ropesgray.com.

Very truly yours,

/s/ Andrew G. Lawson

Andrew G. Lawson

cc:	James Rothwell, Stone Ridge Asset Management LLC
Lauren D. Macioce, Stone Ridge Asset Management LLC
Charles Nail, Stone Ridge Asset Management LLC
Lizzie Gomez, Stone Ridge Asset Management LLC
Elizabeth J. Reza, Ropes & Gray LLP
Gregory C. Davis, Ropes & Gray LLP
Chelsea M. Childs, Ropes & Gray LLP